Exhibit 99.1

ATHENA APPOINTS JORDAN QUINN AS VICE PRESIDENT OF EXPLORATION

Toronto, Ontario - Newsfile Corp. - October 20, 2026 --- Athena Gold Corporation (CSE: ATHA) (OTCQB: AHNRF) (“Athena” or the “Company”) is pleased to announce the appointment of Mr. Jordan Quinn, P.Geo., as Vice President of Exploration of the Company, effective immediately. Mr. Quinn, who has served as the Company's Lead Technical Advisor, succeeds Benjamin Kuzmich, P.Geo., who is stepping down from the role and will remain with Athena as Lead Technical Advisor.

“We welcome Jordan to the Athena team as our new Vice President of Exploration. He has been behind the scenes with us for nearly a year and was instrumental in executing our maiden drill program in Red Lake that led to the discovery of the Scooby Zone at Laird. With drills expected to return to Laird shortly, his appointment couldn’t have come at a better time. Despite market turbulence, nothing fundamental has changed for the worse—in fact, with the Scooby discovery in hand, I believe Athena is more valuable today than ever. I would also like to thank Ben for his leadership and dedication; he drove the targeting that led to the Scooby discovery, and I look forward to continuing to work with him in his advisory role,” said Koby Kushner, CEO of Athena.

“Jordan is a seasoned geologist who cut his teeth in both the Red Lake and Musselwhite camps and is already very familiar with both our Laird Lake and Forester projects. I could not think of a more qualified person to pass the torch to, and I have full trust in him to prove up additional discoveries at our projects,” said Ben Kuzmich, outgoing Vice President of Exploration of Athena.

“I am beyond excited to join Athena as its new Vice President of Exploration at such an important time in the Company’s history. We recently made what I believe is one of the most exciting gold discoveries in Ontario in a decade. Our discovery intercept is a statistical outlier, and we have strong geologic reasons to believe we have something special. I look forward to helping drive Athena onwards and upwards,” said Jordan Quinn, incoming Vice President of Exploration of Athena.

Mr. Quinn is a highly accomplished exploration geologist with over 10 years of experience spanning major mining producers such as Newmont and Barrick, senior exploration management in geological consulting, and corporate asset development. His background includes hands-on operational experience in the Red Lake district and over two years as a production geologist at the Musselwhite Mine, bringing a strong foundation in operations, grade control, and structural deposit targeting. He combines this "boots-on-the-ground" expertise with advanced 3D geological modeling and large-scale program execution – skills directly applicable to unlocking value across Athena’s exploration portfolio in both the Red Lake and Musselwhite camps.

As Athena's Lead Technical Advisor, Mr. Quinn has worked closely with management on Laird Lake and Forester projects, and with the Company's partner, Mammoth Minerals Limited, on the Excelsior Springs project. Jordan has full familiarity with the geology, data and drilling to date.

In connection with Mr. Quinn’s appointment, Mr. Kuzmich has resigned from his role as Vice President of Exploration and will continue to work with Athena in a consulting capacity as Lead Technical Advisor. During his tenure as Vice President of Exploration, Mr. Kuzmich was instrumental in acquiring the Laird and Forester projects as well as the discovery of the Scooby Zone.

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About Athena Gold Corporation

Athena is engaged in the business of mineral exploration and the acquisition of mineral property assets. Its objective is to locate and develop economic precious and base metal properties of merit and to conduct additional exploration drilling and studies on its projects across North America. Athena’s Laird Lake project is situated in the Red Lake Gold District of Ontario, covering more than 7,000 hectares along more than 10 km of the Balmer-Confederation Assemblage contact, where the Company recently made a high-grade, near-surface, grassroots gold discovery. This underexplored area is road-accessible, located about 10 km west of West Red Lake Gold’s Madsen mine and 34 km northwest of Kinross Gold's Great Bear project. Also in northwestern Ontario is Athena’s Forester project, a 14,930-hectare land package located less than 30 km southeast of Equinox Gold’s Musselwhite Gold Mine, with historical drill intercepts showing strong potential for both high-grade, narrow-vein and low-grade, bulk-tonnage gold mineralization. Meanwhile, Athena’s Excelsior Springs project is located in the prolific Walker Lane Trend in Nevada, where it is currently under an earn-in option with Mammoth Minerals Limited. The Excelsior Springs project spans more than 2,500 hectares and includes at least three historic mines. For further information about Athena Gold Corporation, please visit www.athenagoldcorp.com.

On Behalf of the Board of Directors

Koby Kushner
President and Chief Executive Officer, Athena Gold Corporation

For further information, please contact:

Athena Gold Corporation
Koby Kushner, President and Chief Executive Officer
Phone: 416-846-6164
Email: kobykushner@athenagoldcorp.com

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. All statements, other than statements of historical facts, included herein, including, without limitation, statements regarding future exploration plans, future results from exploration, and the anticipated business plans and timing of future activities of the Company, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believes", "will", "expects", "anticipates", "intends", "estimates”, “plans", "may", "should", ''potential", "scheduled", or variations of such words and phrases and similar expressions, which, by their nature, refer to future events or results that may, could, would, might or will occur or be taken or achieved. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, that there will be investor interest in future financings, market fundamentals will result in sustained precious metals demand and prices, the receipt of any necessary permits, licenses and regulatory approvals in connection with the future exploration and development of the Company's projects in a timely manner.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this press release or incorporated by reference herein, except as otherwise stated.

Neither the Canadian Securities Exchange nor its regulation services provider accepts responsibility for the adequacy or accuracy of this release.

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